August 23, 2022

August 23, 2022

VIA EDGAR

Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.
Form 10-K for fiscal year ended December 31, 2021
Filed March 10, 2022
File No. 001-34374

Dear Mr. McPhee:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 9, 2022 with respect to the Form 10‑K (File No. 001-34374) for the fiscal year ended December 31, 2021 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on March 10, 2022 (the “Form 10‑K”).

For convenience of reference, the Staff’s comments contained in your August 9 letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and are followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2021

Notes to Consolidated Financial Statements

Note 7. Investments in MSR Financing Receivables, page F-12

1.
We note your response to comment 5 and your statement that in reaching the conclusion that you should not consolidate the financial statements of Seneca, you determined that you should not record Seneca’s debt obtained from the third-party secured credit facility as a liability within your financial statements. In light of your requirement to provide Seneca with additional funds to meet a margin call and your exposure to the risk that Seneca defaults on its payment obligations, please tell us what consideration was given to recording the Seneca debt as a liability within your financial statements. Within your response, please reference the authoritative accounting literature management relied upon.

August 23, 2022

RESPONSE:

The Company’s MSR financing contractual arrangement with Seneca represents a single financial instrument for which the rate of return and fair value is derived from multiple underlyings,1 most notably the following:

•
A reference pool of MSRs held by Seneca

In exchange for financing proceeds from the Company, Seneca is obligated to make payments to the Company referenced to the net monthly cash flows Seneca receives from the MSRs it acquires (with financing proceeds from the Company) and holds in its portfolio.

•
A reference third-party secured debt obligation of Seneca

Seneca’s payment obligation to the Company is reduced by reference to its interest payments and principal repayments related to advances Seneca obtains via its third-party secured financing facility collateralized by the aforementioned reference pool of underlying MSRs. Seneca is also entitled to request additional financing proceeds from the Company if Seneca were to receive a margin call from its third-party lender.

•
Fees payable to Seneca

Seneca’s payment obligation to the Company is also reduced by fees it earns, which includes an incentive fee equal to a percentage of the total return on the Company’s MSR financing receivable in excess of a hurdle rate of return (to facilitate alignment of the economic interests of Seneca and the Company).

For the sake of clarity, the Company notes that its requirement to provide additional financing proceeds at Seneca's request if Seneca were to receive a margin call from its third-party lender arises as a result of the second underlying of its singular financial contract; it does not arise from a separate “freestanding contract,” which is defined in the Accounting Standards Codification (“ASC”) Master Glossary as a contract that “is entered into either (a) separate and apart from any of the entity's other financial instruments or equity transactions or (b) in conjunction with some other transaction and is legally detachable and separately exercisable.” The component of the Company’s MSR financing contractual arrangement referenced to Seneca’s third-party secured debt obligation (and, by extension, Seneca’s right to request additional financing proceeds from the Company to fund a margin call received from its third-party lender that stems therefrom) is a component of the overall singular contractual arrangement; outside of the context of the Company's MSR financing arrangement as a whole, this component of the agreement would not serve an economic purpose nor is it legally detachable and separately exercisable.

[1] The ASC Master Glossary defines an underlying as “A specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable (including the occurrence or nonoccurrence of a specified event such as a scheduled payment under a contract). An underlying may be a price or rate of an asset or liability but is not the asset or liability itself. An underlying is a variable that, along with either a notional amount or a payment provision, determines the settlement of a derivative instrument.”

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The Company’s exposure to the risk that Seneca defaults on its payment obligations represents the counterparty default risk that is inherent to all bilateral financial instruments; this is an inherent risk of the Company's singular contractual arrangement and does not arise from a separate freestanding contract.

Based upon the Company’s consideration of the authoritative accounting literature, including ASC Topic 810, Consolidation, ASC Topic 815, Derivatives and Hedging (including ASC Subtopic 815-15, Embedded Derivatives), ASC Topic 405, Liabilities and ASC Topic 470, Debt, the Company identified two circumstances that would require the Company to recognize a distinct liability on the Company’s balance sheet as a result of its MSR financing contractual arrangement:

1)
Direct recognition of Seneca’s third-party secured debt obligation from consolidation

If the Company were to conclude that its contractual financing arrangement with Seneca provides it with a controlling financial interest in Seneca pursuant to ASC Topic 810, the Company would consolidate the financial statements of Seneca and directly recognize on its balance sheet Seneca’s secured debt obligation to its third-party lender.

As outlined in the Company’s response to comment 5 in the Staff's prior letter to the Company, the Company concluded that its contractual financing arrangement with Seneca does not provide it with a controlling financial interest in Seneca and, therefore, it should not consolidate Seneca’s financial statements. Absent consolidation, the Company does not believe there is a basis in the authoritative accounting literature for the direct recognition of Seneca’s third-party secured debt obligation on its balance sheet.

2)
A requirement to bifurcate from its singular contractual arrangement an embedded derivative liability (referenced to Seneca’s third-party secured debt obligation) as a separate unit of account

As previously noted, the Company’s MSR financing receivable arises from a single financial instrument with multiple underlyings. The Company noted in its response to comment 5 in the Staff's prior letter to the Company that its contractual financing arrangement should not, in its entirety, be accounted for as a derivative instrument within the scope of ASC Topic 815 as the instrument, as a whole, does not have all of the characteristics of a derivative instrument described in ASC 815-10-15-83 (due to its substantial initial net investment).

In its response to comment 5 in the Staff's prior letter to the Company, the Company also noted that any embedded derivatives within its MSR financing receivable, should they exist, would not be required to be separated from the host contract and accounted for individually. The Company has elected to apply the “fair value option” provided by ASC Topic 825, Financial Instruments, to its MSR financing receivable, measuring its fair value on a recurring basis with periodic changes in fair value reflected in net income. As described in ASC 815-15-25-1, any embedded derivatives, should they exist, are not required to be separated from the host contract and accounted for individually if the entire hybrid instrument is measured at fair value on a recurring basis, which would include instruments for which the fair value option has been elected.

August 23, 2022

It is possible that, absent the Company's fair value option election, one or more components of the Company’s MSR financing receivable would be considered an embedded derivative that would be required to be separated from the host contract and accounted for as separate unit of account. Specifically, as it pertains to the Staff’s comment, it is possible that, absent the Company's fair value option election, the component of the Company’s MSR financing receivable referenced to Seneca’s third-party secured debt obligation would be considered an embedded derivative that would be required to be separated from the host contract and accounted for as a separate unit of account (that is, as a separate derivative liability) rather than as a component of a single unit of account representing the entire contract. However, as previously noted, the Company elected to apply the fair value option to its MSR financing receivable. Accordingly, the Company relied upon ASC 815-15-25-1 in its determination that, due to its fair value option election, any potential embedded derivatives (including any potential embedded derivative liability referenced to Seneca’s third-party secured debt obligation) should not be separated from the host contract and accounted for as a separate unit of account. Rather, the Company’s MSR financing contractual arrangement, as a whole, should be accounted for as a single unit of account. As a result of the Company’s fair value option election, all changes in the instrument’s fair value (that is, changes in fair value driven by all of the instrument’s underlyings, including the reference third-party secured debt obligation of Seneca) are reflected in the instrument’s carrying value and the Company's reported net income.

For the reasons state above, among others, the Company determined that (i) it should not record Seneca's debt obtained from the third-party secured credit facility as a liability within the Company's financial statements and (ii) it should not record a derivative liability referenced to Seneca's debt obtained from the third-party secured credit facility within the Company's financial statements.

2.
We note your response to comment 5, and it does not appear that you have addressed the fourth bullet point from our comment. We note that you have elected to allow the Seneca to leverage the MSR financing receivables, and that as of December 31, 2021, Seneca had obtained approximately $40.4 million of financing secured by the MSRs to which the Company's MSR financing receivables are referenced. Please clarify how you have accounted for this transaction and reference the authoritative accounting literature management relied upon.

RESPONSE:

As noted in our response to comment 1 above, the Company’s MSR financing contractual arrangement with Seneca represents a single financial instrument for which the rate of return and fair value is derived from multiple underlyings, one of which is a reference third-party secured debt obligation of Seneca. The Company’s MSR financing contractual arrangement is accounted for as a single unit of account for which all changes in the instrument’s fair value (that is, changes in fair value driven by all of the instrument’s underlyings, including the reference third-party secured debt obligation of Seneca) are reflected in the instrument’s balance sheet carrying value and the Company’s reported net income. As described in our response to comment 1 above, the Company relied upon the following authoritative accounting literature in reaching this conclusion:

August 23, 2022

1)
The Company relied upon ASC Topic 810 in its determination that the Company should not consolidate the financial statements of Seneca and, therefore, should not directly recognize Seneca’s third-party secured debt obligation on its balance sheet.

2)
The Company relied upon ASC Subtopic 815-15 (specifically, ASC 815-15-25-1) in its determination that, due to the Company’s fair value option election pursuant to ASC Topic 825, any embedded derivatives (including a potential embedded derivative liability referenced to Seneca’s third-party secured debt obligation) are not required to be separated from the host contract and accounted for as individual units of account but, rather, should be accounted for as a component of a single unit of account representing the entire contract.

Balance Sheet Presentation

The balance sheet carrying value of the Company’s MSR financing receivable represents a market participant’s estimate of the present value of the future expected cash flows of Seneca’s payment obligation to the Company. As previously described, the cash flow stream of Seneca’s reference payment obligation to the Company is contractually reduced by reference to Seneca's interest payments and principal repayments related to its third-party secured debt obligation collateralized by the reference pool of MSRs; the present value of the future cash flows of Seneca’s payment obligation to the Company reflects these reductions.

Income Statement Presentation

As described in ASC 825-10-15-6(b) and 825-10-50-30, ASC Topic 825 does not provide specific interest income or interest expense recognition and measurement guidance for financial instruments for which the fair value option has been elected. For consistency with its other investments in financial instruments measured at fair value on a recurring basis, as a matter of income statement reporting “geography,” the Company has elected to separate the total periodic change in the fair value of its MSR financing receivable between the portion attributable to interest income and the portion attributable to all other factors (reported within the income statement line item “investment and derivative gains (losses), net).” As noted in the Company’s response to comment 5 in the Staff's prior letter to the Company, the Company determined that its MSR financing receivable meets the scoping criteria of ASC Subtopic 325-40, Beneficial Interests in Securitized Financial Assets. Accordingly, the Company calculates and reports interest income for its MSR financing receivables using the guidance prescribed by ASC Subtopic 325-40. In accordance with ASC 325-40-30-2 through ASC 325-40-30-3, the effective yield for its MSR financing receivables reflects essentially the same set of future expected cash flows that is used in the determination of the instrument’s fair value. Accordingly, the effective yield of the Company’s MSR financing receivable determined in accordance with ASC 325-40 implicitly reflects (that is, is reduced by) the costs of financing of the reference third-party secured debt obligation of Seneca.

Simplified Illustrative Example

The Company has provided the following simplified example to illustrate the effect of the reference third-party secured debt obligation of Seneca on the Company’s accounting for its MSR financing receivable. For ease of illustration, the example excludes the impact of fees owed to Seneca on the fair value and effective yield of the receivable.

August 23, 2022

“Day 1”

•
Activity – On Day 1, pursuant to its contractual financing arrangement, the Company provides Seneca with $100 million in financing proceeds with which Seneca acquires and holds $100 million in MSRs.

•
Initial balance sheet recognition – In exchange for its $100 million cash investment, the Company recognizes a $100 million MSR financing receivable at fair value.

•
Interest income recognition – Based on its estimate of the future net cash flows of Seneca’s payment obligation at the time of initial recognition, the Company determines the effective yield of its $100 million MSR financing receivable for the purposes of reporting interest income in accordance with ASC Subtopic 325-40 is 8.00%.

“Day 2”

•
Activity – On Day 2, Seneca pledged a portion of the $100 million underlying reference pool of MSRs as collateral to its third-party secured credit facility and obtained $25 million in additional financing proceeds for a cost of funds of 5.00%. Seneca used the third-party financing proceeds to acquire $25 million in additional MSRs which were added to the existing reference pool of MSRs, bringing its total to $125 million at fair value.

•
Balance sheet carrying value – For ease of illustration, assume there has been no change in the fair value of the underlying $125 million reference pool of MSRs. The Company’s MSR financing receivable at the end of Day 2 would remain at $100 million at fair value (that is, equal to the amount of financing proceeds provided by the Company).

•
Interest income recognition – Based on its estimate of the future net cash flows of Seneca’s payment obligation subsequent to Seneca’s use of financial leverage from its third-party secured financing facility, the Company determines the effective yield of its $100 million MSR financing receivable for the purposes of reporting interest income in accordance with ASC Subtopic 325-40 is 8.75%, which is comprised of the following:

	Fair Value	Effective Yield	Annual Interest Income
Underlying reference pool of MSRs	$125,000,000	8.00%	$10,000,000
Underlying reference third-party financing	(25,000,000)	5.00%	(1,250,000)
MSR financing receivable	$100,000,000	8.75%	$8,750,000

As illustrated by the example, Seneca’s use of financial leverage from its third-party secured financing facility does not, in and of itself, impact the carrying value of the Company’s MSR financing receivable. However, the implicit financial leverage changes the risk-and-reward profile of the Company’s investment, including its potential total return and the sensitivity of its fair value to changes in market factors. The Company notes that, in this way, the Company’s MSR financing receivable is not unlike common investments in mezzanine or subordinate interests in securitized financial assets for which the issuing securitization vehicle is not consolidated by the investor. Such investments, by their nature, carry the risks and rewards of implicit financial leverage. However, application of the authoritative accounting literature for

August 23, 2022

such investments does not result in the separate recognition of a liability on the investor's balance sheet.

As described in the Company’s response to comment 5 in the Staff's prior letter to the Company, the Company also believes it has provided users of its financial statements with appropriate disclosure about the nature of the risks and rewards of its MSR financing receivables in its Form 10-K, including discussion of the risks related to the implicit financial leverage of the receivable.

* * * * *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 703-373-0200.

Very truly yours,

/s/ Richard E. Konzmann

Richard E. Konzmann
Executive Vice President, Chief Financial Officer and Treasurer

cc: Robert K. Smith, Hunton Andrews Kurth LLP